NEWS RELEASE
TSX Venture Exchange Symbol: SNV	June 24th , 2005

SONIC APPLIES FOR PROVISIONAL PATENT FOR TREATMENT
OF CONTAMINATED GROUND AND SURFACE WATER

Vancouver, CANADA—Adam Sumel, President and CEO of Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that the Company has filed an application for a provisional patent with the US Patent Office. The patent application refers to a SonoprocessTM for the treatment of certain contaminants in groundwater. The patent relies on the use of Sonic’s low frequency sonic generator technology to create enhanced gas/liquid mass transfer and results in rapid decontamination.

Dr. James Hill, Executive Vice President & Chairman of Sonic’s Technical Advisory Board, commented, “This patent stems from the previously proven ability of our core technology to enhance gas/liquid mass transfer and we have undertaken sufficient work to establish the feasibility of treating a major groundwater contaminant. The Company will now work with preferred partners to develop this SonoprocessTM further and the filing of this provisional patent application affords the Company greater protection in business discussions with third parties. Now that we have moved to commercial scale operation for our first SonoprocessTM for the treatment of PCB contaminated soil, we can begin to explore some of the other applications identified by the Board for future consideration.”

Sonic is a technology company with a patented sonic generator technology which can be used to create or enhance physical, chemical and biological processes. Sonic intends to develop each SonoprocessTM in partnership with industry leaders in the application area. Through such joint venture partnerships, the Company plans to exploit a number of commercial opportunities.

Sonic’s first SonoprocessTM was developed for the treatment of PCB contaminated soils and liquids and this has been successfully developed to commercial scale, thus proving the fundamental commercial viability of the core sonic generator technology.

Sonic Environmental Solutions Inc.
The SonoprocessTM Company Adam R. Sumel President & CEO

For the most current developments at Sonic visit our web site at www.sonicenvironmental.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.